Offer to Purchase for Cash

4,350,000 Outstanding Shares of Common Stock
of
Stillwater Mining Company
at
$7.50 Net Per Share
by
Norimet Limited

a wholly-owned subsidiary of

MMC Norilsk Nickel

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON TUESDAY, AUGUST 19, 2003, UNLESS THE OFFER IS EXTENDED.

      THE OFFER (THE “OFFER”) IS BEING MADE UNDER AN AGREEMENT DATED AS OF NOVEMBER 20, 2002 (THE “STOCK PURCHASE AGREEMENT”) AMONG MMC NORILSK NICKEL (“NORILSK NICKEL”), NORIMET LIMITED (THE “PURCHASER”) AND STILLWATER MINING COMPANY (“STILLWATER”). PURSUANT TO THE CLOSING OF THE STOCK PURCHASE AGREEMENT, THE PURCHASER IS AN AFFILIATE OF STILLWATER, AS THE HOLDER OF APPROXIMATELY 51% OF STILLWATER’S OUTSTANDING COMMON STOCK.

      THE OFFER IS SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE THE OFFER TO PURCHASE – SECTION 13 (“CONDITIONS TO THE OFFER”). THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

      THE BOARD OF DIRECTORS OF STILLWATER HAS STATED THAT IT HAS TAKEN NO POSITION REGARDING WHETHER OR NOT ITS STOCKHOLDERS SHOULD TENDER THEIR SHARES INTO THE OFFER.

IMPORTANT

        Any stockholder desiring to tender all or any portion of that stockholder’s shares should either (1) complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions to the letter of transmittal, have that stockholder’s signature thereon guaranteed if instruction 1 to the letter of transmittal so requires, mail or deliver the letter of transmittal, or facsimile, or, in the case of a book-entry transfer effected by the procedure section 2 sets forth, an agent’s message (as defined therein), and any other required documents to the depositary and either deliver the certificates for those shares to the depositary along with the letter of transmittal, or facsimile, or deliver those shares in accordance with the procedure for book-entry transfer section 2 sets forth or (2) request that stockholder’s broker, dealer, bank, trust company or other nominee effect the transaction for that stockholder. A stockholder having shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact that person if that stockholder desires to tender those shares.

      If a stockholder desires to tender shares and that stockholder’s certificates for shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the expiration date (as defined herein), that stockholder’s tender may be effected by following the procedure for guaranteed delivery section 2 of this Offer to Purchase sets forth.

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to D.F. King & Co., Inc. (the “information agent”) at the address and telephone number the back cover of this Offer to Purchase sets forth.

July 22, 2003

SUMMARY TERM SHEET

      Norimet Limited, referred to in this Offer to Purchase as the “Purchaser,” “Norimet,” “we” or “us,” is offering to purchase up to 4,350,000 outstanding shares of common stock of Stillwater Mining Company, referred to in this Offer to Purchase as “Stillwater,” for $7.50 per share in cash. The following are some questions you, as a stockholder of Stillwater, may have and answers to those questions. We urge you to read the remainder of this Offer to Purchase and the accompanying letter of transmittal carefully, because the information in this summary is not complete and the remainder of this Offer to Purchase and the letter of transmittal contain additional important information.

Who Is Offering To Buy My Shares?

      The Purchaser, Norimet Limited, is a company organized under the laws of England and Wales. It is a wholly-owned subsidiary of MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation, referred to in this Offer to Purchase as “Norilsk Nickel.” See section 9 of this Offer to Purchase, “Information Concerning the Purchaser and Its Affiliates.” The Purchaser is an affiliate of Stillwater, as the holder of approximately 51% of Stillwater’s outstanding common stock. We are not permitted to tender any of our shares in the offer. If the full amount of shares are purchased in the offer, our ownership will increase to approximately 56% of the outstanding stock of Stillwater.

What Shares Are You Seeking in This Offer?

      We are offering to purchase up to 4,350,000 shares of common stock of Stillwater. See “Introduction” and section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

What Happens if Shareholders Tender More than You are Willing to Buy?

      If shareholders tender more than the number of shares that we are willing to accept, we will accept shares for payment on a pro-rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares of common stock validly tendered and not withdrawn by the expiration date (the “proration period”). If we prorate, some of the balance of shares which were not accepted for tender and payment may be returned to you in odd lots. For information about the terms of the offer, see section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

If You Prorate, When Will I Know How Many Shares Will Actually Be Accepted For Tender and Payment?

      If proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration date. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain such preliminary information from the information agent at its telephone number set forth on the back cover of this Offer to Purchase.

How Much Are You Offering To Pay, What Is the Form of Payment and Will I Have To Pay Any Fees or Commissions?

      We are offering to pay $7.50 per share, net to you, in cash (subject to applicable withholding of United States federal, state and local taxes). If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See “Introduction” and section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

Do You Have the Financial Resources To Make Payment?

      Yes. We intend to use cash on hand to acquire the shares in this transaction. See section 10 of this Offer to Purchase, “Source and Amount of Funds.”

Is Your Financial Condition Relevant to My Decision To Tender in the Offer?

      We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for up to 4,350,000 shares of Stillwater common stock, solely for cash;

•	the offer is not subject to any financing condition; and

•	Norimet has available cash that is more than sufficient to pay the purchase price for 4,350,000 shares of Stillwater common stock.

Why Are You Making This Offer?

      We are making the offer pursuant to a stock purchase agreement, dated as of November 20, 2002, by and among Norimet, Norilsk Nickel and Stillwater, in which Norimet agreed to commence a tender offer for up to 4,350,000 outstanding shares of Stillwater’s common stock.

How Long Do I Have To Decide Whether To Tender in the Offer?

      You will have at least until 12:00 midnight, New York City time, on August 19, 2003, to decide whether to tender your shares in the offer. If you cannot deliver everything that we require in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which we discuss in sections 1 and 2 of this Offer to Purchase, “Terms of the Offer; Proration” and “Procedure for Tendering Shares—Guaranteed Delivery.”

Can the Offer Be Extended and Under What Circumstances?

      Yes. We have agreed with Stillwater that we may extend the offer if on the scheduled expiration date all conditions to the offer have not been satisfied or waived. In that case, we may extend the offer until such time as all conditions are satisfied or waived, provided that we may not extend the offer for a period longer than ten business days.

      In addition, we will extend the offer if the rules of the SEC require us to do so. See section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

How Will I Be Notified if the Offer Is Extended?

      If we extend the offer, we will inform The Bank of New York, which is the depositary for the offer, of that fact and will make a public announcement of the extension, by not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

What Are the Most Important Conditions to the Offer?

      There must not be any lawsuit or similar proceeding prohibiting or materially limiting our ability to make the offer. The offer is also subject to a number of other conditions. See section 13 of this Offer to Purchase, “Conditions to the Offer.”

How Do I Tender My Shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, or facsimile thereof, and any other documents required, to The Bank of New York, the depositary for the offer, not later than the time the offer expires. If your shares are held in street name, the shares can be tendered only by your nominee through The Depository Trust Company. If you cannot deliver something that is required to the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the depositary will receive the missing items within a period of three trading days. The depositary must receive the missing items within that period for the tender to be valid. See section 2 of this Offer to Purchase, “Procedure for Tendering Shares.”

Until What Time Can I Withdraw Previously Tendered Shares?

      You can withdraw shares at any time until the offer has expired and, if we have not agreed by September 16, 2003 to accept your shares for payment, you can withdraw them at any time after that time until we accept shares for payment. See sections 1 and 3 of this Offer to Purchase, “Terms of the Offer; Proration” and “Withdrawal Rights.”

How Do I Withdraw Previously Tendered Shares?

      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a broker or nominee, you must instruct that person to arrange for the withdrawal of your shares. See sections 1 and 3 of this Offer to Purchase, “Terms of the Offer; Proration” and “Withdrawal Rights.”

If I Decide Not to Tender, How Will the Offer Affect My Shares?

      If you decide not to tender your shares, you will still own the same amount of common stock of Stillwater, which will still be a public company listed on the New York Stock Exchange. However, our purchase of shares under the offer may reduce the number of holders of shares and the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares the public holds.

Do I Have Appraisal or Dissenter’s Rights?

      There are no appraisal or dissenters’ rights available in connection with the offer.

What Does Stillwater’s Board of Directors Think of This Offer?

      We are making the offer pursuant to the Stock Purchase Agreement. On November 20, 2002, Stillwater’s board of directors unanimously approved the Stock Purchase Agreement and the transactions contemplated thereby. However, pursuant to the Stock Purchase Agreement, the board of directors of Stillwater has stated that it has taken no position regarding whether or not its stockholders should tender their shares into the offer.

      Stillwater has prepared a Solicitation and Recommendation Statement containing additional information regarding Stillwater’s board of directors’ determination and recommendation. That Solicitation and Recommendation Statement is being sent to stockholders contemporaneously with this Offer to Purchase.

What Is the Market Value of My Shares as of a Recent Date?

      On June 20, 2003, the last trading day before Norilsk Nickel and Stillwater announced that they had closed the Stock Purchase Agreement, the last sale price of the shares reported by the New York Stock Exchange was $4.86 per share. On July 21, 2003 the last trading day before we commenced our tender offer, the last sale price of the shares was $4.96 per share. We advise you to obtain a recent price for shares in deciding whether to tender your shares. See section 6 of this Offer to Purchase, “Price Range of the Shares; Dividends on the Shares.”

What Are the U.S. Federal Income Tax Consequences Of Tendering Shares in the Offer?

      Your receipt of cash for shares validly tendered in the offer will be a taxable transaction for U.S. federal income tax purposes. If you meet certain conditions, you will recognize gain or loss in an amount equal to the difference between (1) the cash that you receive in the offer that is attributable to the exchange of your shares and (2) your adjusted tax basis in the shares that you surrender in the offer. That gain or loss will be a capital gain or loss if the shares are capital assets in your hands and if you meet certain additional requirements. Any capital gain or loss will be long-term capital gain or loss if you have held the shares for more than one year at the time the offer is completed. The tax consequences of the offer to you may vary depending on your particular circumstances. For a summary of the federal income tax consequences of the offer, see Section 5 of this Offer to Purchase, “U.S. Federal Income Tax Consequences.” We recommend that you consult with your tax advisor.

Who Can I Talk to if I Have Questions About the Tender Offer?

      You may call D.F. King & Co., Inc., which is acting as the information agent for our offer, toll free at (800) 714-3313.

To the Holders of Common Stock of Stillwater Mining Company:

INTRODUCTION

      Norimet Limited (the “Purchaser,” “Norimet,” “we” or “us”), a company organized under the laws of England and Wales and a wholly-owned subsidiary of MMC Norilsk Nickel (“Norilsk Nickel”), an open joint stock company organized under the laws of the Russian Federation, hereby offers to purchase outstanding shares of common stock, up to 4,350,000, par value $.01 per share (the “shares”), of Stillwater Mining Company (“Stillwater”), a Delaware corporation, at a purchase price of $7.50 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “offer”). In this Offer to Purchase, references to sections are to sections hereof unless otherwise indicated.

      Tendering stockholders whose shares are registered in their own names and who tender directly to The Bank of New York, the depositary for the offer, will not be obligated to pay brokerage fees or commissions or, except as Instruction 6 to the letter of transmittal sets forth, stock transfer taxes on the purchase of shares by us under the offer. We will pay all fees and expenses of The Bank of New York and D.F. King & Co., Inc., which is acting as the information agent, that are attributable to the offer. See section 15, of this Offer to Purchase “Fees and Expenses.”

      We are making the offer under the terms of an agreement dated as of November 20, 2002 (the “stock purchase agreement”) among Norilsk Nickel, Stillwater and us. The stock purchase agreement provides that we commence the offer within 30 days of the June 23, 2003 closing of the transaction.

      The offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the offer is conditioned upon satisfaction of the conditions set forth in Section 13 of this Offer to Purchase, “Conditions to the Offer.”

      As stated in Stillwater’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) Stillwater’s board has stated that it has not taken any position regarding whether or not its stockholders should tender their shares into the offer. The Schedule 14D-9 is or will be on file with the Securities and Exchange Commission (the “SEC”) and is being mailed to Stillwater’s stockholders concurrently with this Offer to Purchase.

      We urge you to, and you should, read the Schedule 14D-9.

      Stillwater has informed us and stated in the Schedule 14D-9 that, as of July 14, 2003, 89,627,853 shares of Stillwater common stock, par value $.01 per share, were issued and outstanding.

      Section 5 of this Offer to Purchase describes various United States federal income tax consequences of a sale of shares under the offer.

      This Offer to Purchase and the related letter of transmittal contain important information that you should read carefully before you make any decision regarding the offer.

THE TENDER OFFER

Section 1.  Terms of the Offer; Proration

      On the terms of and subject to the conditions to the offer, we will accept for payment and pay for up to 4,350,000 shares validly tendered prior to the expiration date and not theretofore properly withdrawn in accordance with section 3 of this Offer to Purchase. The term “expiration date” means 12:00 midnight, New York City time, on August 19, 2003, unless and until we, in our sole discretion, shall have extended the period of time during which the offer is open, in which event the term “expiration date” will mean the latest time and date on which the offer, as so extended by us, will expire. For purposes of this offer, the term “business day” means any day other than Saturday, Sunday or any U.S. federal holiday consisting of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      If more than 4,350,000 shares are validly tendered prior to the expiration date, and not withdrawn, we will, upon the terms and subject to the conditions of the offer, purchase 4,350,000 shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not withdrawn (the “proration period”). If proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration date and proration period. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain such preliminary information from the information agent. All shares not accepted for payment due to an oversubscription will be returned to the shareholder or, in the case of tendered shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, in which case, in accordance with the procedure described in Section 4 of this Offer to Purchase.

      In the stock purchase agreement, we have agreed that without the consent of Stillwater’s public directors (as defined below), we will not:

•	increase or decrease the number of shares sought under the offer;

•	reduce the price per share payable under the offer or change the form of consideration payable under the offer; or

•	amend any other condition of the offer described in section 13 of this Offer to Purchase in a manner adverse to the holders of shares.

      In addition, the stock purchase agreement provides that:

•	if, on the initial scheduled expiration date of the offer, all conditions to the offer have not been satisfied or waived, we may in our sole discretion extend the expiration date for a period of no more than ten business days; and

•	the offer price may be increased and the offer may be extended to the extent required by applicable law, in each case without the consent of Stillwater or the public directors.

      As discussed above and throughout this Offer to Purchase, the term “public directors” refers to those directors of Stillwater who are not (i) the Chief Executive Officer of Stillwater or (ii) the directors appointed to the board by us.

      Subject to the terms of the stock purchase agreement and the applicable rules and regulations of the SEC, we reserve the right, but will not be obligated, except as we describe below, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts section 13 of this Offer to Purchase describes shall have occurred or exist, to:

•	extend the offer beyond the then scheduled expiration date, and thereby delay acceptance for payment of and payment for any shares, by giving oral or written notice of that extension to the depositary; and

•	amend the offer in any other respect by giving oral or written notice of that amendment to the depositary.

      Under no circumstances will we pay interest on the purchase price for tendered shares, whether or not we exercise our right to extend the offer.

      There can be no assurance that we will exercise our right to extend the offer.

      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement. In the case of an extension of the offer, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to the stockholders in a manner reasonably designed to inform the stockholders of such change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we shall have no obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

      If we extend the offer, or we are delayed in our acceptance for payment of or payment, whether before or after our acceptance for payment, for shares or are unable to pay for shares under the offer for any reason, then, without prejudice to our rights under the offer, the depositary may retain tendered shares on our behalf, and those shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as section 3 of this Offer to Purchase describes. Exchange Act Rule 14e-1(c), however, will limit our ability to delay our payment for shares we have accepted for payment. That rule requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of that bidder’s offer.

      If we make a material change in the offer, or if we waive a material condition to the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. The minimum period during which an offer must remain open following material changes in its terms or the information concerning it, other than a change in price or the percentage of securities sought, will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum period of 10 business days from the date of the change is generally required to allow for adequate dissemination to stockholders.

      Stillwater has provided us with its stockholder lists and security position listing for the purpose of disseminating the offer to holders of shares. We will mail this Offer to Purchase, the related letter of transmittal and other relevant materials to record holders of shares, and we will furnish those materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Stillwater’s stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares. Those materials also will include the Schedule 14D-9.

Section 2.  Procedure for Tendering Shares

      Valid Tender. For a stockholder validly to tender shares under the offer:

•	the depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the expiration date:

•	a letter of transmittal, or a facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (see “— Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or

•	the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

      The valid tender of shares by you by one of the procedures this section 2 describes will constitute a binding agreement between you and us on the terms of and subject to the conditions to the offer.

      Book-Entry Transfer. For purposes of the offer the depositary will establish accounts for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the depositary’s account at the book-entry transfer facility, the letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents, must, in any case, be transmitted to, and received by, the depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

      The confirmation of a book-entry transfer of shares into the depositary’s account at the book-entry transfer facility as we describe above is a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the depositary.

      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against that participant.

      The method of delivery of shares, the letter of transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee will be required on a letter of transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs that letter of transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on that letter of transmittal; and

•	those shares are tendered for the account of an “eligible institution.”

      For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following:

•	the Security Transfer Agents Medallion Program;

•	the New York Stock Exchange, Inc. Medallion Signature Guarantee Program; or

•	the Stock Exchanges Medallion Program.

      Except as we describe above, all signatures on any letter of transmittal for shares tendered thereby must be guaranteed by an eligible institution. See instructions 1 and 5 to the letter of transmittal. If the certificates for shares are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See instructions 1 and 5 to the letter of transmittal.

      Guaranteed Delivery. If you wish to tender shares under the offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the depositary prior to the expiration date, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	you ensure that a properly completed and duly executed notice of guaranteed delivery, substantially in the form we provide, is received by the depositary, as provided below, prior to the expiration date; and

•	you ensure that the depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that notice of guaranteed delivery, either:

•	the certificates representing the shares being tendered together with (1) a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or

•	in the case of any book-entry transfer of the shares being tendered which is effected in accordance with the book-entry transfer procedures we describe above under “— Book-Entry Transfer” within the same period (1) either a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, (2) a book-entry confirmation relating to that transfer and (3) all other required documents.

      For these purposes, a “trading day” is any day on which the New York Stock Exchange is open for business.

      A notice of guaranteed delivery may be delivered by hand to the depositary or transmitted by facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form that notice of guaranteed delivery sets forth.

      Other Requirements. Notwithstanding any other provision hereof, payment for shares accepted for payment under the offer will in all cases be made only after timely receipt by the depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an agent’s message in lieu of a letter of transmittal; and

•	any other documents the letter of transmittal requires.

      Accordingly, tendering stockholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares are actually received by the depositary.

      Under no circumstances will we pay interest on the purchase price of the shares we purchase under the offer, regardless of any extension of the offer or any delay in making that payment.

      Appointment. By executing a letter of transmittal, or a facsimile thereof, or, in the case of a book-entry transfer, by delivery of an agent’s message in lieu of a letter of transmittal, you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner the letter of transmittal sets forth, each with full power of substitution, to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us and with respect to any and all other shares and other securities or rights issued or issuable in respect of such shares on or after the date of this Offer to Purchase. All these proxies will be considered coupled with an interest in the tendered shares and additional securities attributable thereto. This appointment will be effective when, and only to the extent that, we accept for payment shares tendered by you as provided herein. On that appointment, all prior powers of attorney, proxies and consents you have given with respect to the shares tendered by you and accepted for payment by us and all additional securities attributable thereto will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by you or on your behalf (and, if given, will not be effective). Our designees will thereby be empowered to exercise all your voting and other rights with respect to those shares and additional securities in respect of any annual, special or adjourned meeting of Stillwater’s stockholders, actions by written consent without any such meeting or otherwise, as our designees in their sole discretion deem proper. We reserve the right to require that, in order for shares to be deemed validly tendered, we must be able, immediately on our acceptance for payment of those shares, to exercise full voting, consent and other rights with respect to those shares and the additional securities attributable thereto, including voting at any meeting of stockholders or acting by written consent without such a meeting.

      Determination of Validity. We will decide, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any tender of shares, and each such decision will be final and binding. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Norilsk Nickel, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

      Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to “backup withholding” at a rate of 28% unless a stockholder that holds shares:

•	provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and any other required information; or

•	is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

      A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup U.S. federal income tax withholding on cash payable under the offer, each stockholder should provide the depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service Form W-9 the letter of transmittal includes. Noncorporate foreign stockholders should complete and sign the appropriate Internal Revenue Service Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the depositary, in order to avoid backup withholding. See instruction 9 to the letter of transmittal.

Section 3.  Withdrawal Rights

      Except as this section 3 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the offer according to the procedures we describe below at any time prior to the expiration date and, unless theretofore accepted for payment and paid for by us under the offer, you may also withdraw your previously tendered shares at any time after September 16, 2003.

      For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the depositary at one of its addresses the back cover of this Offer to Purchase sets forth; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

      If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

      If shares have been delivered in accordance with the procedures for book-entry transfer section 2 of this Offer to Purchase describes, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

      Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Withdrawn shares may be retendered at any time prior to the expiration date by again following one of the procedures section 2 describes.

      We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of the Purchaser, Norilsk Nickel, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 4.  Acceptance for Payment and Payment

      On the terms of and subject to the conditions to the offer, including, if we extend or amend the offer, the terms and conditions of any such extension or amendment, we will accept for payment and will pay promptly after the expiration date for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with section 3 of this Offer to Purchase, up to a maximum of 4,350,000 shares. We will decide, in our sole discretion, all questions as to the satisfaction of those terms and conditions, and each such decision will be final and binding. See sections 1 and 13 of this Offer to Purchase. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for shares in order to comply in whole or in part with any applicable law. We will effect any such delays in compliance with Exchange Act Rule 14e-1(c), which relates to the obligation of a bidder to pay for or return tendered securities promptly after the termination or withdrawal of its offer.

      In all cases, we will pay for shares we have accepted for payment under the offer only after timely receipt by the depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a letter of transmittal, or a facsimile thereof, properly completed and executed with any required signatures thereon or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents the letter of transmittal requires.

      Accordingly, tendering stockholders may be paid at different times depending on when certificates for shares or book-entry confirmations respecting shares are actually received by the depositary.

      The per share consideration we will pay to any stockholder under the offer will be the highest per share consideration we will pay to any other stockholder under the offer.

      For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, shares properly tendered to us and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of those shares. On the terms of and subject to the conditions to the offer, we will pay for shares we have accepted for payment under the offer by depositing the purchase price therefor with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders whose shares we have accepted for payment.

      Under no circumstances will we pay interest on the purchase price for tendered shares, regardless of any extension of or amendment to the offer or any delay in paying for those shares.

      If we are delayed in our acceptance for payment of or payment for shares or are unable to accept for payment or pay for shares under the offer for any reason, then, without prejudice to our rights under the offer, but subject to our compliance with Exchange Act Rule 14e-1(c), the depositary nevertheless may retain tendered shares on our behalf and those shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, the withdrawal rights section 3 of this Offer to Purchase describes.

      If we do not purchase any tendered shares under the offer for any reason, then, as promptly as practicable following the expiration or termination of the offer and at no expense to tendering stockholders:

•	the depositary will return certificates it has received respecting tendered shares to the person who delivered those certificates to the depositary; and

•	in the case of tendered shares delivered by book-entry transfer into the depositary’s account at the book-entry transfer facility in accordance with the procedures section 2 of this Offer to Purchase describes, those shares will be credited to the account at the book-entry transfer facility from which that transfer had been previously made.

Section 5.  U.S. Federal Income Tax Consequences

      Taxable Transaction. Your receipt of cash for shares in our transaction will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and also may be a taxable transaction under applicable state, local or foreign income or other tax laws.

      Generally, for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash you receive in our transaction and your adjusted tax basis in the shares for which you received that cash. Gain or loss will be calculated separately for each block of shares tendered and purchased under the offer.

      If you hold shares as capital assets, the gain or loss you recognize will be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year. If you are an individual, long-term capital gains will be eligible for a maximum federal income tax rate of 15%. Under present law the ability to use capital losses to offset ordinary income is limited. You should consult your tax advisor in this regard.

      The foregoing discussion may not be applicable with respect to (1) shares received on the exercise of employee stock options or otherwise as compensation or (2) holders of shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions. In addition, the foregoing discussion may not apply to a holder of shares in light of individual circumstances, such as holding shares as a hedge or as part of a straddle or a hedging, constructive sale, integrated or other risk-reduction transaction. We base this discussion on present law, which is subject to change, possibly with retroactive effect. We urge you to consult your tax advisor to determine the particular tax consequences of the offer to you, including the application and effect of the alternative minimum tax and of state, local or foreign income and other tax laws and of changes in tax laws.

      Backup Withholding. Some non-corporate stockholders may be subject to backup withholding at a 28% rate on cash payments they receive under the offer unless certain information is provided to the depositary or an exemption applies. See Section 2 of this Offer to Purchase.

Section 6.  Price Range of the Shares; Dividends on the Shares

      The shares are traded on the New York Stock Exchange under the symbol “SWC.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the New York Stock Exchange based on published financial sources.

	High	Low

Fiscal Year Ended December 31, 2001:
First Quarter	$40.30	$25.25
Second Quarter	$37.10	$23.77
Third Quarter	$29.40	$19.75
Fourth Quarter	$22.50	$14.20
Fiscal Year Ended December 31, 2002:
First Quarter	$20.24	$14.14
Second Quarter	$19.00	$14.10
Third Quarter	$16.28	$5.72
Fourth Quarter	$8.49	$4.60
Fiscal Year Ending December 31, 2003:
First Quarter	$5.80	$2.20
Second Quarter	$5.46	$2.25

      On June 20, 2003, the last trading day before Norilsk Nickel and Stillwater announced that they had closed the stock purchase agreement, the last sale price of Stillwater’s shares reported by the New York Stock Exchange (the “NYSE”) was $4.86. On July 21, 2003, which was the last full trading day before commencement of the offer, the last reported sale price of Stillwater’s shares reported by the NYSE was $4.96. We urge stockholders to obtain a current market price for the shares.

      According to Stillwater’s annual report on Form 10-K for the fiscal year ended December 31, 2002 as filed with the SEC, Stillwater has never paid any dividends on the shares. Covenants in Stillwater’s credit facility and its exempt facility revenue bond indenture significantly restrict the payment of dividends on the shares.

Section 7.  Effect of the Offer on the Market for the Shares

      Our purchase of shares under the offer may reduce the number of holders of shares and the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares the public holds.

Section 8.  Information Concerning Stillwater

      General. Stillwater is a mining company engaged in the production of platinum group metals. Stillwater is a Delaware corporation. Its executive offices are at 536 East Pike Avenue, Columbus, Montana 59019, and its telephone number at that address is (406) 322-8700.

      Available Information. Stillwater is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Stillwater must disclose in its proxy statements distributed to Stillwater’s stockholders and filed with the SEC information as of particular dates concerning its directors and officers, their remuneration, stock options and other matters, the principal holders of its securities and any material interest of those persons in transactions with Stillwater. That information is available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of that information by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with it. You can find those reports, proxy statements and other information on the SEC’s web site, http://www.sec.gov.

      Except as otherwise stated herein, the information concerning Stillwater contained herein has been taken from or based on publicly available documents on file with the SEC and other publicly available information. Although the Purchaser and Norilsk Nickel do not have any knowledge that any such information is untrue, neither the Purchaser nor Norilsk Nickel takes any responsibility for the accuracy or completeness of that information or for any failure by Stillwater to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Norilsk Nickel or the Purchaser.

Section 9.  Information Concerning the Purchaser and Its Affiliates

      General. The Purchaser is a company organized under the laws of England and Wales, and is a wholly owned subsidiary of NN Metal Holdings SA and an indirect, wholly-owned subsidiary of Norilsk Nickel. Its principal office is located at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD, England, and its telephone number is +44 (207) 565-6444. The Purchaser’s principal business is the marketing and distribution of Norilsk Nickel’s metals. Norilsk Nickel indirectly owns all outstanding shares of capital stock of the Purchaser.

      NN Metal Holdings SA is a company organized under the laws of Luxembourg, and is a wholly-owned subsidiary of Norilsk Holding SA, and an indirect, wholly-owned subsidiary of Norilsk Nickel. Its principal office is located at 14a, rue des Bains, L-1212, Luxembourg, and its telephone number is +41 (22) 810-1717. NN Metal Holding SA’s principal business is to act as a holding company.

      Norilsk Holding SA, a corporation organized under the laws of Switzerland, is a wholly-owned subsidiary of Norilsk Nickel. Its principal office is located at 50, rue du Rhone 1204, Geneve, Switzerland, and its telephone number is +41 (22) 810-1717. Norilsk Holding SA’s principal business is to act as a holding company.

      Norilsk Nickel is an open joint stock company organized under the laws of the Russian Federation, with its principal offices located at Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia, and its telephone number is +7 (095) 797-8610. Its principal business is the producing and selling of various base and precious metals.

      Schedule I to this Offer to Purchase sets forth the name, business address, and position of each of the directors and executive officers of the Purchaser, NN Metal Holdings SA, Norilsk Holding SA and Norilsk Nickel.

      Vladimir O. Potanin beneficially owned 28.44% of the stock of Norilsk Nickel as of July 1, 2003. Mr. Potanin’s principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia, and his business telephone number is +7 (095) 785-6363.

      Mikhail D. Prokhorov is the General Director of Norilsk Nickel. As of July 1, 2003, Mr. Prokhorov beneficially owned 28.44% of the stock of Norilsk Nickel. His business address is Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia, and his business telephone number is +7 (095) 797-8610.

      Norimet beneficially owns 45,463,222 shares of Stillwater common stock (the “Norimet-owned shares”), or 50.8% of the outstanding common stock of Stillwater. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such shares is held by Norimet.

      Each of NN Metal Holdings SA, Norilsk Holding SA, Norilsk Nickel, Mr. Potanin and Mr. Prokhorov, through their ownership and/or control of Norimet, may be considered to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Norimet-owned shares. Accordingly, each of NN Metal Holdings SA, Norilsk Holding SA, Norilsk Nickel, Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of the Norimet-owned shares, and thereby the beneficial owner of 45,463,222 or 50.8% of the outstanding common stock of Stillwater. In addition, as a result of such beneficial ownership, each Norilsk Nickel affiliate is an affiliate of Stillwater.

      The number of shares beneficially owned by each of the reporting persons named in this Offer to Purchase and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

      Except as described in this section 9, section 11, Schedule I or elsewhere in this Offer to Purchase:

•	none of the Norilsk Nickel affiliates or, to the best of their knowledge, the Norilsk Nickel managers:

•	has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Stillwater, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of those securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies;

•	has had during the past two years any business relationship or transaction with Stillwater or any of its executive officers, directors or affiliates which the rules and regulations of the SEC applicable to the offer require to be reported;

•	has had, nor has any subsidiary of any Norilsk Nickel affiliate had, during the past two years, any contacts, negotiations or transactions with Stillwater or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; or

•	has during the past 60 days effected any transaction in any equity securities of Stillwater; and

•	none of the Norilsk Nickel affiliates or any associate or majority-owned subsidiary of any Norilsk Nickel affiliate or, to the best of the knowledge of the Norilsk Nickel affiliates, the Norilsk Nickel managers or any associate or majority-owned subsidiary of any Norilsk Nickel manager beneficially owns or has the right to acquire, directly or indirectly, any equity securities of Stillwater.

      In the preceding paragraph, “Norilsk Nickel affiliate” means either Norilsk Nickel, Norilsk Holding SA, NN Metal Holdings SA, Mr. Potanin, Mr. Prokhorov or us, and “Norilsk Nickel manager” means each of the other persons Schedule I hereto lists.

Section 10.  Source and Amount of Funds

      The offer is not conditioned on any financing arrangements.

      We estimate that we will require funds totaling approximately $34,000,000 in order to purchase 4,350,000 shares and pay all the costs, fees and expenses related to the offer. We have sufficient cash on hand to complete the offer. Norimet obtained the funds that will be used to purchase the shares from Norilsk Nickel pursuant to a subscription agreement by and between Norimet and Norilsk Nickel, dated as of December 20, 2002, whereby Norilsk Nickel purchased newly-issued shares of common stock of Norimet.

Section 11.  Contacts and Transactions With Stillwater; Background of the Offer

      Background of the Offer. In January 2002, Christophe Charlier, Director for Strategic Development and Mergers and Acquisitions of Norilsk Nickel attended a forum for mining company executives where he met Stillwater’s Chief Executive Officer, Francis McAllister, and Chief Financial Officer, Jim Sabala. At such time, they discussed recent developments at Norilsk Nickel, Stillwater, and the industry and agreed to meet again in the future.

      In early August 2002, Mr. Charlier telephoned Mr. McAllister to arrange a meeting at Stillwater’s headquarters between Stillwater management and Leonid Rozhetskin, Deputy Chairman of the Management Board and member of the Board of Directors of Norilsk Nickel. A meeting was subsequently scheduled for August 16, 2002 and the venue was changed to New York City. On such date, Mr. McAllister met with Messrs. Rozhetskin and Charlier. At this meeting, Mr. Rozhetskin indicated Norilsk Nickel’s interest in pursuing a strategic transaction with Stillwater.

      On August 27, 2002, Norilsk Nickel and Stillwater entered into mutual confidentiality agreements regarding their negotiations.

      On September 11, 2002, Norilsk Nickel and its legal advisors met in New York City with Stillwater and its legal advisors to discuss possible terms for a proposed transaction between the parties. At this meeting, Norilsk Nickel proposed a transaction whereby it would acquire newly issued shares of Stillwater common stock constituting 51% of Stillwater’s shares. Norilsk Nickel proposed that the consideration for the shares would consist entirely of palladium valued at the current market price, and also proposed (i) a break-up fee of $90 million, (ii) that it have certain stockholder rights, including the right to elect directors, and (iii) that it receive registration rights for the shares of Stillwater common stock.

      On October 1, 2002, Norilsk Nickel sent Stillwater a draft stock purchase agreement. During October and November 2002, Norilsk Nickel and Stillwater and their legal advisors negotiated the terms of, and drafted documents for, the potential transaction, including the stock purchase agreement, a stockholders agreement and a registration rights agreement. Norilsk Nickel, Stillwater and their respective legal and financial advisors engaged in extensive negotiations regarding the terms of the potential transaction, including the amount and form of consideration, the termination fee and the governance of Stillwater following the closing.

      On October 21, 2002, certain officers of Norilsk Nickel, including Mikhail Prokhorov, General Director of Norilsk Nickel, and Mr. Rozhetskin met in Moscow with Mr. McAllister and John Stark, Stillwater’s General Counsel. The principals discussed the basic economic terms of the transaction and determined that Norilsk Nickel would pay the equivalent of $7.50 per share for newly issued shares representing 51% of the outstanding common stock following such issuance. In exchange, Norilsk Nickel said it was willing to include a cash component of $100 million, with the balance to be paid in a fixed number of ounces of palladium. Stillwater sought to have the palladium valued at the closing in order to avoid the market risk of a decrease in palladium prices between signing and the closing. Norilsk Nickel would not agree to this proposal. At Stillwater’s request, Norilsk Nickel further confirmed that it would be willing to conduct a cash tender offer after closing for 10% of the currently outstanding shares at the same price of $7.50 per share. Stillwater’s management indicated that it would recommend the Norilsk Nickel transaction to its board, subject to the resolution of governance issues and negotiation of satisfactory definitive agreements.

      On November 18, 2002, Messrs. Charlier and Rozhetskin made a presentation to Stillwater’s board regarding Norilsk Nickel’s background and objectives in connection with the transaction, and answered the board’s questions. Stillwater’s board met again on November 20, 2002 and unanimously approved Norilsk Nickel’s proposal and determined to recommend that Stillwater’s stockholders approve and adopt the stock purchase agreement at a special meeting of shareholders. Norilsk Nickel’s board also met and approved the stock purchase agreement on November 20, 2002. Norilsk Nickel, Norimet and Stillwater then executed the stock purchase agreement. That afternoon, the parties issued a joint press release announcing the stock purchase agreement and the transactions contemplated thereby.

      At a special meeting on June 16, 2003, Stillwater’s shareholders approved the stock purchase agreement.

      Stock Purchase Agreement. The following is a summary of certain material provisions of the stock purchase agreement. For more complete information, please refer to the full text of the stock purchase agreement, a copy of which is attached as Exhibit 10.1 to Stillwater Mining Company’s Current Report on Form 8-K, filed with the SEC on November 20, 2002, which is incorporated herein by reference. We encourage you to read the stock purchase agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the stock purchase agreement.

      The closing pursuant to the stock purchase agreement took place on June 23, 2003. At the closing, Stillwater issued 45,463,222 new shares to us, in exchange for $100,000,540 in cash and approximately 877,000 ounces of palladium. Based on palladium prices at the time of the closing, the total consideration is valued at approximately $257,000,000. As of the closing, we own approximately 50.8% of Stillwater’s outstanding shares.

      In accordance with the stock purchase agreement, as of the closing, the size of Stillwater’s board was increased to nine directors, five of whom are directors designated by us, one of whom is the Chief Executive

Officer of Stillwater, and three of whom are directors selected by Stillwater’s board prior to the closing from the current members of Stillwater’s board.

The Offer. Pursuant to the terms of the stock purchase agreement, we agreed to commence the offer within 30 days after the closing for up to 4,350,000 additional shares of Stillwater common stock at a price of $7.50 per share, which price is equal to the price paid by us for the share purchase from Stillwater, based on palladium prices at November 19, 2002 (the last trading day before the stock purchase agreement was signed), if the following conditions were met: (i) the average closing price of the shares on the NYSE was below $7.50 per Share for the 15 consecutive trading days after the date of the closing and (ii) there is no action by any governmental authority or any law seeking to prohibit the offer. The stock purchase agreement provides that the offer shall be by means of an offer to purchase containing the terms set forth in the stock purchase agreement.

The average closing price of the shares on the NYSE was below $7.50 per share for the 15 consecutive trading days after the closing date and there is no government action prohibiting the offer.

Pursuant to the stock purchase agreement, we may modify the terms of the offer, but may not increase or decrease the number of shares sought in the offer, reduce the price per share payable under the offer, change the form of consideration payable under the offer or amend any other condition of the offer in a manner adverse to Stillwater’s stockholders without the consent of the public directors. The initial scheduled expiration date of the offer is 20 business days after the offer is commenced. If all of the conditions to the offer have not been satisfied in such 20 day period, we may, from time to time until such conditions are met, extend the term of the offer for a period of no more than ten business days. We may increase the offer price and extend the offer to the extent required by applicable law without the consent of Stillwater.

There can be no assurance that we will exercise our option to extend the offer.

Subject to the terms and conditions of the offer, the stock purchase agreement provides that we must accept for payment and pay for shares validly tendered as promptly as practicable.

The stock purchase agreement further provides that on the date the offer is commenced, we shall file with the SEC a tender offer statement on Schedule TO and Stillwater shall file with the SEC a Schedule 14D-9, provided that the Schedule 14D-9 shall state that Stillwater has not taken any position regarding whether its stockholders should tender their shares pursuant to the offer.

The stock purchase agreement requires that the Schedule TO and the Schedule 14D-9 must comply in all material respects with applicable federal and state securities laws. Additionally, each party must give the other party and its counsel the opportunity to review such documents and all amendments and supplements thereto prior to their filing with the SEC or dissemination to stockholders of Stillwater. Each party shall also provide to the other party comments received from the SEC on such documents.

The stock purchase agreement requires that we designate a bank or other person reasonably acceptable to Stillwater to act as agent in connection with the offer to receive the funds to which stockholders who tender their shares shall become entitled (the “paying agent”). Prior to the closing of the offer we are obligated to, and Norilsk Nickel is obligated to cause us to, deliver to the paying agent funds in an amount necessary for the payment of the offer price. All interest on such funds shall be paid to Norimet.

Under the stock purchase agreement, as soon as practicable after the record date of the offer, we must cause the paying agent to mail to each stockholder of record a letter of transmittal and instructions for tendering shares in the offer. Upon surrender of a certificate to the paying agent, together with such documents as may be reasonably required by the paying agent, we must cause the paying agent to pay to such stockholder the offer price. No interest shall be paid to stockholders on the offer price. We are entitled to deduct and withhold from the offer price any taxes that are required to be withheld under the Internal Revenue Code of 1986, as amended. As described in section 15 of this Offer to Purchase, the obligations of the paying agent as described in the stock purchase agreement will be performed by The Bank of New York, and D.F. King & Co., as the depositary and information agent, respectively.

We are not permitted to tender any of our shares in the offer. If the full amount of shares are purchased in the tender offer, our ownership will increase to approximately 56% of the outstanding shares of Stillwater.

Use of Proceeds. Stillwater may use the proceeds received from us in the stock purchase transaction as determined by the Board. Uses may include repayment of its debt, palladium product marketing and development, utilization for performance and contractual bonds, capital expenditures and ongoing working capital.

Survival of Representations and Warranties. The stock purchase agreement contains certain customary representations and warranties by Norilsk Nickel, Stillwater and us. All representations and warranties of the parties thereto contained in the stock purchase agreement will survive for one year following the closing. However, the representations and warranties of Stillwater with respect to taxes and our representations and warranties with respect to operations following the closing and non-liquidation of Stillwater will survive until the expiration of the relevant statute of limitations. Any representation or warranty as to which a claim has been asserted prior to the expiration of the survival period will terminate upon resolution of the claim.

Insurance. For a period of six years following the closing, Norilsk Nickel and we must use our best efforts to cause Stillwater to, and Stillwater must, maintain in effect, directors’ and officers’ liability insurance covering those persons who are currently covered by Stillwater’s current policy. In addition, we must use our best efforts to cause Stillwater to, and Stillwater must, continue to indemnify each present and former director, officer or employee of Stillwater against any costs relating to the transaction contemplated by the stock purchase agreement or otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or before the closing.

Operations Following the Closing. We have informed Stillwater that we do not have any plans or proposals to liquidate Stillwater, sell its assets to or merge it with any other entity, or make any other major change in its business or corporate structure (other than as provided in the stock purchase agreement). The parties have agreed that Stillwater will continue to operate in the best interests of all of its stockholders following the closing. We and Norilsk Nickel and our affiliates do not have any plan to liquidate or distribute any shares or any plan to treat the acquisition of shares on any tax return as part of a transaction qualifying under Section 351 or 368(a) of the Code or a comparable provision of state or local law.

Certificate of Incorporation and By-Laws. Following the date of the closing and at or before Stillwater’s next annual meeting of stockholders, Stillwater’s certificate of incorporation and by-laws will be amended to make certain conforming changes to take account of the stockholders agreement (as defined below) and to eliminate cumulative voting rights of stockholders. Stillwater has stated that it intends that the proposed amendments will be submitted to a vote of stockholders at the annual meeting, which is expected to be held as soon as practicable.

PGM Agreement. The stock purchase agreement provides that Stillwater, Norilsk Nickel and Norimet shall negotiate in good faith an agreement whereby Stillwater will purchase from us (or our affiliate) at least one million ounces of palladium annually and resell such palladium to consumers in the western hemisphere (the “PGM agreement”). The PGM agreement must be on commercially reasonable terms. The parties intend that the PGM agreement will be executed within six months of the closing date.

Under the stockholders agreement, the public directors must approve the PGM agreement. Their approval may not be withheld or delayed without a valid business reason. Although the parties have agreed to negotiate the PGM agreement in good faith, we cannot guarantee that the PGM agreement will be executed. Stillwater requires the consent of the lead bank in its credit syndicate in connection with the execution of the PGM agreement following the closing.

Indemnification. Under the stock purchase agreement, Stillwater must indemnify us and our affiliates, officers, directors, employees and agents from any costs relating to any breach of any representation, warranty or agreement made by Stillwater in the stock purchase agreement. However, if the costs do not arise in relation to any third party action against us, the amount of indemnification will be limited to a percentage equal to the percentage of the common stock owned by us at the time the costs were incurred. We and Norilsk Nickel and our affiliates, officers, directors, employees and agents have agreed to indemnify Stillwater from any costs relating to any breach of any representation, warranty or agreement made by us or Norilsk Nickel in the stock purchase agreement. Any breach by any party will be determined giving effect to any and all amendments and supplements of the disclosure schedules prior to closing.

Claims for indemnification (other than relating to indemnification for transfer taxes) may only be made during the term of survival of the representations and warranties. See “— Survival of Representations and Warranties.”

Each person or entity entitled to indemnification under the stock purchase agreement must pay the first $5,000,000 of its costs. The indemnifying party will be liable for the costs in excess of $5,000,000, up to a maximum of $100,000,000. Stillwater may make any indemnification in cash and palladium in the same proportion as the purchase price for the shares. For the purposes of indemnification, palladium is valued at $275 per ounce. Delivery of any palladium will occur through JPMorgan Chase Bank in London. The indemnifying party will pay for any transfer taxes in connection with the indemnification. Stillwater may also elect to make its indemnity payment entirely in cash. The foregoing limitation does not apply to Stillwater’s agreement to negotiate in good faith with regard to entering into the PGM agreement. Any indemnity payment made will be reduced by any amounts actually recovered by the indemnitee under any insurance policy.

      Registration Rights Agreement. Pursuant to the terms of the stock purchase agreement, we entered into a registration rights agreement with Stillwater at the closing (the “registration rights agreement”). The following is a summary of certain material provisions of the registration rights agreement. For more complete information, please refer to the full text of the registration rights agreement, a copy of which is attached as exhibit 10.2 to Stillwater Mining Company’s Current Report on Form 8-K, filed with the SEC on June 23, 2003, which is incorporated herein by reference. We encourage you to read the registration rights agreement in its entirety because it, and not this summary, is the legal document that governs the subject matter thereof.

      Under the registration rights agreement, Stillwater must, upon our written request, use its best efforts to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or part of the shares we purchased pursuant to the stock purchase agreement. Before the seventh anniversary of the closing, any such registration must be for a number of shares representing at least 5% of the outstanding shares of common stock. We are permitted to make up to five such requests for registration.

      Stillwater must pay all registration expenses in connection with any such registration until such time as three registrations have been effected in which an aggregate of 75% of the shares have been registered.

      The registration rights agreement also provides that if Stillwater registers any of its securities under the Securities Act (other than in connection with an acquisition that would not permit registration of the shares), it must give prompt, written notice to us. At our written request, Stillwater must use its best efforts to include some or all of the shares in such registration.

      The registration rights agreement also requires Stillwater to indemnify us and our directors, officers and controlling persons against any losses to which they may become subject under the Securities Act or otherwise arising out of any untrue statement of material fact concerning Stillwater contained in any registration statement in connection with any registration thereunder. We must indemnify Stillwater with respect to information provided by us for inclusion in any such registration statement.

      Stockholders Agreement. At the closing of the stock purchase agreement, Stillwater, Norilsk Nickel and Norimet entered into a stockholders agreement (the “stockholders agreement”), which established certain corporate governance principles for Stillwater and included certain other restrictive provisions with respect to the shares held by us. The terms of the stockholders agreement were negotiated at the same time as those of the stock purchase agreement as discussed above. The following is a summary of certain material provisions of the stockholders agreement. For more complete information, please refer to the full text of the stockholders agreement, a copy of which is attached as exhibit 10.1 to Stillwater Mining Company’s Current Report on Form 8-K, filed with the SEC on June 23, 2003, which is incorporated herein by reference. We encourage you to read the stockholders agreement in its entirety because it, and not this summary, is the legal document that governs the subject matter thereof.

Independence Requirements. The stockholders agreement provides that at all times a majority of the directors on Stillwater’s Board must meet certain independence requirements. No director may be an officer, employee or director of Norilsk Nickel, Norimet or any of our affiliates. A majority of directors on the board must: (i) meet the requirements set forth in Sections 303.01(B)(2)(a) and (B)(3) of the listing requirements of the New York Stock Exchange, as may be amended from time to time, (ii) meet such other requirements regarding the independence of directors as may be applicable to Stillwater pursuant to applicable law or the rules of the New York Stock Exchange, and (iii) become directors subject to an affirmative determination by Stillwater’s “independent directors” (as defined below) that he or she has no prior material relationship with Stillwater (other than as a director) or Norimet, Norilsk Nickel or any of our affiliates (including either directly or as a partner, shareholder or officer of an organization that has a material relationship with Stillwater or Norimet, Norilsk Nickel or any or our affiliates).

Board Composition; Norimet Directors and Public Directors. In accordance with the stock purchase agreement, as of the closing, the size of Stillwater’s Board of Directors was increased to 9 directors. Any future increase or decrease in the number of directors must be approved by a majority of the “independent directors” (as defined below). Immediately prior to the closing of the stock purchase agreement, the Board was composed of seven directors. The size of the Board was increased at the closing to accommodate the requirements of the stockholders agreement.

The Board will at all times be comprised of (i) certain directors designated by Norimet (the “Norimet directors”); (ii) certain directors not designated by Norimet who are elected and replaced in a manner designed to protect their independence from Norimet and, as a result, to protect the interests of the minority stockholders (the public directors), and (iii) the Chief Executive Officer. The Chairman of the Board will at all times be the Chief Executive Officer. Immediately following the closing of the stock purchase agreement, the Board consisted of the Chief Executive Director, three directors of Stillwater who will serve as the initial public directors and five persons who were designated by Norimet and who will serve as Norimet directors.

The following five designees of Norimet were elected to Stillwater’s Board: Craig L. Fuller, Steven S. Lucas, The Honorable Donald W. Riegle, Jr., Todd D. Schafer and Jack W. Thompson. Under Stillwater’s 1998 Equity Incentive Plan, each new director is entitled to receive 10,000 options, vesting in 6 months, to acquire shares upon his or her initial election to the Board. Accordingly, each of Norimet’s designees is entitled to receive 10,000 options to acquire Stillwater shares. Stillwater has indicated that it intends to grant these options as soon as practicable. Such grant will be retroactively effective as of June 23, 2003 and such options will vest on December 23, 2003.

Norimet Directors. The stockholders agreement provides that the number of Norimet directors will be calculated based on our proportionate ownership of Stillwater’s outstanding voting securities. As long as we own more than fifty percent of the outstanding voting securities of Stillwater, we will from time to time be entitled to nominate for election to the Board the smallest number of directors that is a majority of the Board. For so long as we own ten percent or more but less than or equal to fifty percent of the outstanding voting securities of Stillwater, we will from time to time be entitled to nominate for election to the Board a number of directors to the Board equal to the total number of directors on the Board multiplied by the percentage of Stillwater’s outstanding voting securities owned by us; provided, that such number will be rounded to the nearest whole number.

Certain Norimet directors will be required to meet the independence requirements described above under “Independence Requirements” (the “Norimet independent directors”). The stockholders agreement provides that the minimum number of Norimet independent directors required to be on the Board shall be determined pursuant to the following formula:

X = Y-Z

X = the number of Norimet independent directors required to be on the Board

Y = the smallest number that constitutes a majority of the Board

Z = the number of public directors required to be on the Board

For purposes of illustration, the Board has nine members, with five (“Y”) being the smallest number that constitutes a majority of the Board. Since there will be three public directors required to be on the Board (“Z”) as calculated below under “public directors,” two Norimet independent directors would be required to be on the Board.

If there is any vacant Norimet director position due to the death, resignation or removal of any Norimet director, an increase in the size of the Board, or otherwise, we will select persons to fill this vacancy and take other necessary actions to cause their election to the Board. If any incumbent Norimet director does not stand for re-election at any annual stockholder meeting, we will designate the replacement for such person. The nomination and election of each Norimet director is subject to the prior approval of a majority of the Board’s nominating committee, which may not be unreasonably withheld or delayed. To the extent permissible under Delaware law, we may remove any Norimet director at any time, with or without cause, by providing written notice to Stillwater.

Public Directors. The Board must include a number of public directors equal to the number of directors on the full Board minus the number of Norimet directors, minus one (the Chief Executive Officer). Each public director must meet the independence requirements described above under “Independence Requirements.” The nomination and election of each public director is subject to the prior approval of a majority of the Board’s nominating committee, which may not be unreasonably withheld or delayed.

If there is any vacant public director position due to the death, resignation or removal of any public director, increase in the size of the Board, decrease in the percentage of shares of common stock owned by us, or otherwise, it will be filled by a majority vote of the remaining public directors then in office. If any incumbent public director does not stand for re-election at any annual stockholder meeting, the public directors will determine by majority vote the replacement for such person. If there are no public directors in office, Stillwater will call a meeting of its stockholders as soon as practicable to elect the requisite number of public directors as determined under the stockholders agreement. In such case, the Board’s nominating committee will propose and nominate qualified persons to be elected as public directors at the stockholders meeting and, at that meeting, we must vote the shares of common stock or other securities of Stillwater it owns or controls in the same manner (on a proportionate basis) as the public stockholders of Stillwater. None of Norilsk Nickel, Norimet or the Norimet directors may take any action to cause the removal of any public directors.

Independent Directors. As used in this section 11, the term “independent directors” means the public directors and the Norimet independent directors.

Related Party Transactions. Under the stockholders agreement, neither we nor Stillwater or any of our affiliates may make any decision or take, or resolve to take, any action (including, in our case, Norilsk Nickel and our respective affiliates (whether acting alone or in our capacity as a stockholder of Stillwater), causing Stillwater or the Board to make any decision or take, or resolve to take, any action) regarding certain “related party transactions,” without the prior approval of a majority of the public directors. This approval is in addition to any Board or stockholder approval required under applicable law or Stillwater’s certificate of incorporation. The related party transactions include:

•	any matter related to the PGM agreement, the stockholders agreement, the stock purchase agreement, or the registration rights agreement (the “transaction documents”), including, but not limited to: (x) the amendment or modification of the transaction documents; (y) the negotiation, amendment or modification of the PGM agreement and the purchase of palladium (as well as platinum or rhodium) pursuant to the PGM agreement; or (z) any decision involving the registration of common stock pursuant to the registration rights agreement;

•	any agreement, contract, arrangement, transaction, action or event with Norilsk Nickel, Norimet or our affiliates or any transaction, action (including a reverse stock split) or event otherwise benefiting Norilsk Nickel, Norimet or our affiliates in an advantageous manner over the interests of other stockholders; or

•	the amendment of Stillwater’s certificate of incorporation or by-laws in a manner that (A) adversely affects stockholders other than Norilsk Nickel, Norimet or our affiliates or (B) is inconsistent with the stockholders agreement.

In connection with the review of any related party transaction, the public directors may select (in their sole discretion), and retain at the expense of Stillwater, independent financial advisors to review such transaction and provide an opinion regarding the fairness, from a financial point of view, of such related party transaction (and any consideration to be received in connection therewith) to the stockholders of Stillwater other than Norilsk Nickel, Norimet and our affiliates.

Committees. The stockholders agreement provides that the Board will have (i) an audit committee, to perform such functions as may be set forth in the audit committee charter of Stillwater, (ii) a nominating committee, to approve the nominees to be elected as Norimet directors and public directors and to propose and nominate public directors if there are no public directors in office, (iii) a corporate governance committee, to recommend to the Board a set of corporate governance principles for Stillwater, and (iv) a compensation committee, to determine the compensation of the Chief Executive Officer and other executive officers of Stillwater. The Board will also have such other committees as it may from time to time determine, as may be permitted under Delaware law and Stillwater’s certificate of incorporation and by-laws. Each of these committees must be comprised of at least three members, all of whom must be independent directors and at least one of whom shall be a public director. The Chief Executive Officer may not be a member of the compensation committee.

Election of Certain Officers. The Chief Executive Officer, Chief Financial Officer and Director of Sales and Marketing of the Company will be appointed by the Board. Such appointment will be subject to the reasonable approval of both (i) a majority of the independent directors and (ii) a majority of the Norimet directors. The Chief Executive Officer may not be a director or officer of Norilsk Nickel, Norimet or any of our affiliates.

Standstill Provisions. The stockholders agreement provides that from and after the closing, Norimet and Norilsk Nickel and our affiliates shall not, alone or acting in concert with any other person or entity, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any common stock or other securities or rights to acquire any common stock or securities of Stillwater, or any assets of Stillwater or any subsidiary or division thereof other than the purchase of common stock (i) pursuant to the stock purchase agreement, (ii) pursuant to the tender offer contemplated by the stock purchase agreement and (iii) as may be necessary from time to time to maintain ownership of fifty-one percent of the outstanding voting securities of Stillwater until such time as Norimet no longer owns at least twenty-five percent of Stillwater’s outstanding voting securities. However Norimet, Norilsk Nickel or any of our affiliates may make an offer to Stillwater to acquire all or part of the outstanding assets or securities of Stillwater (other than securities already owned by them), through a tender offer, merger, sales of assets, combination or similar transaction or series of transactions, if as a condition to the consummation of such transaction (A) the prior written consent of a majority of the public directors is obtained and (B) the public directors select in their sole discretion, and retain at the expense of Stillwater, independent financial advisors to review the transaction and provide an opinion regarding the fairness, from a financial point of view, of the financial terms of such transaction (and any consideration to be received in the transaction) to the stockholders of Stillwater other than Norilsk Nickel, Norimet and our affiliates.

Restrictions on Transfer. The stockholders agreement provides that without the prior written consent of a majority of the public directors (which consent shall not unreasonably be withheld or delayed), from and after the closing, we shall not, and Norilsk Nickel shall cause us not to, directly or indirectly, transfer any shares of common stock or other voting securities of Stillwater owned by us if as a result of such transfer any person will own five percent or more of Stillwater’s outstanding voting securities immediately following such transfer. However, no such consent will be required (i) with respect to a transfer to an affiliate that agrees to be bound by the provisions of the stockholders agreement, or (ii) from and after the third anniversary of the date of the stockholders agreement if (A) the transferee is a reputable person in the reasonable opinion of the public directors, (B) the transferee agrees to be bound by the provisions of the stockholders agreement (it being understood that the stockholders agreement will be appropriately modified to account for such transferee as a party) and (C) we give 30 days’ prior written notice to Stillwater before any such transfer. Such notice must include all relevant material terms of the transfer (including the identity of the transferee).

Norimet and Norilsk Nickel Actions. We must vote or cause to be voted all shares of common stock and any other voting securities of Stillwater owned by us (whether or not acquired under the stock purchase agreement), and to take all other actions necessary, to cause the election of directors as specified in the stockholders agreement and to otherwise ensure that Stillwater be governed at all times consistently with the governance principles contained in the stockholders agreement and to otherwise ensure the fulfillment of the other obligations of Norilsk Nickel, us and our affiliates under the stockholders agreement. Norilsk Nickel has undertaken to cause us and its other affiliates to perform all of their obligations under the stockholders agreement, and will be jointly and severally liable with us, or any other affiliate, for any breach of such agreement.

      Confidentiality Agreements. In connection with its negotiations regarding a potential transaction, Stillwater entered into two mutual confidentiality agreements with Norilsk Nickel, dated August 27, 2002 (the “confidentiality agreements”), which include certain customary confidentiality and standstill provisions. A summary of such agreements was included in Stillwater’s definitive proxy statement, filed with the SEC on May 2, 2003, which is incorporated herein by reference.

      Other Arrangements. Stillwater (which as a result of the stock purchase agreement is considered an affiliate of the Purchaser) has informed us and stated in the Schedule 14D-9 that in January 2003, there were yearly regular bonus payments of $180,000 to its employees. No Stillwater officers received such bonuses. On June 16, 2003, its Board approved an aggregate of $675,000 in bonuses in connection with 2002 performance and the Norilsk Nickel transaction. Such bonuses were payable on June 23, 2003, the closing date for the transaction and included bonuses of $250,000, $150,000, $25,000 and $75,000 to Francis R. McAllister, Stillwater’s Chairman and Chief Executive Officer, John R. Stark, Vice President, Human Resources, Secretary and General Counsel, Robert M. Taylor, former Vice President, Mine Operations (subject to certain conditions) and Terrell Ackerman, Vice President, Planning and Process Operations, respectively.

      Additionally, Stillwater has informed us and stated in the Schedule 14D-9 that all of its previously unvested options, including options to acquire 331,898 shares held by its directors and executive officers, that would have otherwise vested by January 2005, vested at the closing. All of these options have exercise prices which are substantially higher than the $4.67 closing price of the shares on June 23, 2003 and the offer price. In addition, all of its restricted shares, including 40,657 shares held by its executive officers, which would have otherwise vested on January 2, 2005, vested at the closing. Based on the $4.67 closing price of the shares on the NYSE on June 23, 2003, the aggregate value of the restricted shares that vested was $121,616, $24,811, $16,433 and $26,997 for Messrs. McAllister, Stark, Ackerman and Taylor, respectively.

Section 12.  Purpose of the Offer; Plans For Stillwater

      Purpose of the Offer. Norilsk Nickel and Norimet entered into the stock purchase agreement as part of a broad strategy to gain more access to the United States platinum group metals market and to establish long-term relationships with end-users of platinum group metals. Because we purchased Stillwater stock directly from Stillwater pursuant to the stock purchase agreement, the offer is intended to provide liquidity to Stillwater stockholders at an agreed upon valuation.

      Plans for Stillwater. As discussed above, pursuant to the stockholders agreement, at the closing we elected, and we will continue to be able to elect, a number of Stillwater directors based on our proportionate ownership of Stillwater’s voting shares.

      At or before Stillwater’s next annual meeting, Stillwater’s certificate of incorporation and by-laws will be amended to make certain changes to take account of agreements made among Stillwater, Norilsk Nickel and us with respect to our status as a majority stockholder and to eliminate cumulative voting rights of Stillwater stockholders. Norimet intends to support such amendments.

      Except as this Offer to Purchase sets forth, Norilsk Nickel and we have no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving Stillwater (such as a merger, reorganization or liquidation), any purchase, sale or transfer of a material amount of assets of Stillwater, any change in the board of directors or management of Stillwater, any material change in Stillwater’s indebtedness, capitalization or dividend policy, any other material change in Stillwater’s corporate structure or business, a class of securities of Stillwater being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, a class of equity securities of Stillwater becoming eligible for termination of registration under Section 12(g) of the Exchange Act, the suspension of Stillwater’s obligation to file reports under Section 15(d) of the Exchange Act, the acquisition or disposition of securities of Stillwater or changes in Stillwater’s certificate of incorporation or bylaws.

Section 13.  Conditions to the Offer

      Notwithstanding any other term of the offer or the stock purchase agreement, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (which relates to our obligation to pay for or return tendered shares promptly after the termination or withdrawal of the offer), to pay for, and may postpone the acceptance for payment of and payment for, shares tendered, and may amend the offer consistent with the stock purchase agreement and terminate the offer and not accept for payment any tendered shares of common stock, if at any time prior to the expiration of the offer, either of the following events shall occur:

(a)	there shall be pending any suit, action or proceeding by a governmental authority (i) challenging our acquisition of any shares of Stillwater common stock pursuant to the offer, (ii) seeking to restrain or prohibit the making or consummation of the offer or (iii) seeking to impose material limitations on our ability, or rendering us unable, to accept for payment, pay for or purchase some or all of the shares of Stillwater common stock pursuant to the offer; or

(b)	there shall be any law enacted, entered, enforced, promulgated or deemed applicable to the offer, or any other action shall be taken by any governmental authority, that results in any of the consequences referred to in paragraph (a) above.

      The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Section 14.  Legal Matters

      General. Except as this section 14 describes, based on a review of publicly available filings Stillwater has made with the SEC and other publicly available information concerning Stillwater, and discussions of representatives of Norilsk Nickel with representatives of Stillwater, none of Norilsk Nickel, Stillwater or us is aware of any license or regulatory permit that appears to be material to the business of Stillwater that might be adversely affected by our acquisition of shares as this Offer to Purchase contemplates or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of shares by Norilsk Nickel or us as this Offer to Purchase contemplates. Should any approval or other action be required or desirable, we currently contemplate that we or Stillwater will seek that approval or other action. While, except as this section 14 otherwise describes, we do not currently intend to delay our acceptance for payment of or payment for shares tendered under the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions. If certain types of adverse action are taken with respect to the matters we discuss below, we could decline to accept for payment or pay for any shares tendered. See section 13 of this Offer to Purchase for a description of conditions to the offer.

Section 15.  Fees and Expenses

      The Purchaser and Norilsk Nickel have retained D.F. King & Co., Inc. to act as the information agent and The Bank of New York to serve as the depositary in connection with the offer. The information agent and the depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against various liabilities and expenses in connection therewith, including various liabilities and expenses under federal securities laws. The information agent may contact Stillwater stockholders by mail, facsimile or personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners of the shares.

      Neither Norilsk Nickel nor we will pay any fees or commissions to any broker or dealer or other person, other than the depositary and the information agent, in connection with the solicitation of tenders of shares under the offer. We will reimburse brokers, dealers, banks and trust companies on their request for customary mailing and handling expenses they incur in forwarding material to their customers.

Section 16.  Miscellaneous

      The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      No person has been authorized to give any information or to make any representation on behalf of the Purchaser or Norilsk Nickel not contained herein or in the letter of transmittal and, if given or made, that information or representation must not be relied on as having been authorized.

      Norilsk Nickel and we have filed with the SEC a Schedule TO under Exchange Act Rule 13e-4, together with exhibits, furnishing additional information with respect to the offer, and may file amendments thereto. That schedule and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner section 8 of this Offer to Purchase sets forth, except that this material will not be available at the regional offices of the SEC.

NORIMET LIMITED

      July 22, 2003

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF NORILSK NICKEL, THE PURCHASER, AND THEIR AFFILIATES

      1. Directors and Executive Officers of Norilsk Nickel. The name and position of each of the directors and executive officers of Norilsk Nickel are set forth below. The principal business address of each director or executive officer is MMC Norilsk Nickel, Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia.

Name	Position

Mikhail D. Prokhorov	General Director, Member of the Board of Directors and Chairman of the Management Board of Norilsk Nickel.

Maxim V. Finsky	Deputy Chairman of the Management Board, Deputy General Director and Head of the Commerce Division of Norilsk Nickel.

Johnson T. Khagazheev	First Deputy General Director and Member of the Management Board of Norilsk Nickel.

Igor A. Komarov	Deputy Chairman of the Management Board, Deputy General Director and Chief Financial Officer of Norilsk Nickel.

Yuri A. Kotlyar	Deputy Chairman of the Management Board of Norilsk Nickel.

Jokves I. Rozenberg	Deputy Chairman of the Management Board and Deputy General Director of Norilsk Nickel.

Leonid B. Rozhetskin	Member of the Board of Directors and Deputy Chairman of the Management Board of Norilsk Nickel.

Andrey E. Bugrov	Member of the Board of Directors of Norilsk Nickel.

Guy de Selliers	Member of the Board of Directors of Norilsk Nickel.

Andrey A. Klishas	Chairman of the Board of Directors of Norilsk Nickel.

Vladimir S. Lisin	Member of the Board of Directors of Norilsk Nickel.

Ronald Freeman	Member of the Board of Directors of Norilsk Nickel.

Heinz Schimmelbusch	Member of the Board of Directors of Norilsk Nickel.

      2. Directors and Executive Officers of Norilsk Holding SA. The name and position of the directors and executive officers of Norilsk Holding SA are set forth below. The principal business address of each director or executive officer is 50, rue du Rhone 1204, Geneve, Switzerland.

Name	Position

Siegfried Pasqual	Chief Executive Officer and Chairman of Norilsk Holding SA.

Francine Pellaton	Member of the Board of Directors of Norilsk Holding SA.

Edmonde Golaz	Member of the Board of Directors of Norilsk Holding SA.

S-1

      3. Directors and Executive Officers of NN Metal Holdings SA. The name and position of the directors and executive officers of NN Metal Holdings SA are set forth below. The principal business address of each director or executive officer is 14a, rue des Bains, L-1212, Luxembourg.

Name	Position

Siegfried Pasqual	Chief Executive Officer and Chairman of NN Metal Holdings SA.

Francine Pellaton	Member of the Board of Directors of NN Metal Holdings SA.

Patrik Meunier	Member of the Board of Directors of NN Metal Holdings SA.

      4. Directors and Executive Officers of the Purchaser. The name and position of directors and executive officers of the Purchaser are set forth below. The principal business address of each director or executive officer is Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD England.

Name	Position

Peter Holodny	Member of the Board of Directors and President of Norimet Limited.

David Gaddes	Member of the Board of Directors and Managing Director of Base Metal Trading for Norimet Limited.

Denis Lepetyukha	Managing Director of Precious Metals Trading for Norimet Limited.

Victor Sprogis	Chairman of the Board of Directors of Norimet Limited.

Alexander Popov	Member of the Board of Directors of Norimet Limited.

Dmitry Glotov	Member of the Board of Directors of Norimet Limited.

Marina Nefedova	Member of the Board of Directors of Norimet Limited.

S-2

      Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Stillwater or his broker, dealer, commercial bank, trust company or other nominee to the depositary as follows:

The Depositary for the offer is:

THE BANK OF NEW YORK

By Mail:	By Facsimile Transmission: (For Eligible Institutions Only)	By Hand or Overnight Delivery:
Tender & Exchange Department P.O. Box 85928 Braintree, MA 02185-9208	(212) 815-6433	Tender & Exchange Department 101 Barclay Street Receive and Deliver Window New York, New York 10286

To Confirm Facsimile Transmissions:

(For Eligible Institutions Only)
(212) 815-6212

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to the information agent at the telephone number and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Please Call Toll-Free: (800) 714-3313